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Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

        The ratio of earnings to fixed charges as well as any deficiency of earnings are determined using the following applicable factors:

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  Earnings available for fixed charges are calculated first, by determining the sum of: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From this total, we subtracted: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

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  Fixed charges are calculated as the sum of: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

        We do not have any Preferred Stock outstanding as of the date of this prospectus and did not have any Preferred Stock with required dividend payments during any of the periods presented below. Therefore, there are no preferred dividends included in our calculation below.

        The following table sets forth our calculation of earnings to fixed charges for each of the periods indicated:

(in thousands)	2017	2016	2015
Earnings available for fixed charges:
Loss from continuing operations before income tax	$(165,398)	$(87,633)	$(103,022)
Add: Fixed charges, as calculated below	119,308	94,671	92,028
Subtract: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	56	—	—

Total Earnings available for fixed charges	$(46,146)	$7,038	$(10,994)

Fixed charges:
Interest expense(a)	$119,308	$94,671	$92,028
Total Fixed charges	$119,308	$94,671	$92,028

Deficiency of earnings available to cover fixed charges	$(165,454)	$(87,633)	$(103,022)

(a)
Includes amortization of debt issuance costs and debt discounts, as well as estimated interest expense on capital leases and other financing obligations.

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  Exhibit 12.1
Calculation of Ratios of Earnings to Fixed Charges